Plains GP Holdings, L.P.

333 Clay Street, Suite 1600

Houston, TX 77002

September 28, 2016

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Plains GP Holdings, L.P.
Revised Preliminary Proxy Statement on Schedule 14A
Filed September 21, 2016

File No. 1-36132

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on September 28, 2016, Plains GP Holdings, L.P. (the “Company”) hereby submits as Exhibit A to this letter a .pdf copy of the proposed revisions to Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A, filed with the Commission on September 21, 2016 (the “Proxy Statement”) for the Staff’s review. Per our conversation with the Staff, the revised disclosure contained in “Opinion of Financial Advisor to the PAGP GP Board” reflects, from the Company’s perspective, appropriate summaries of the analyses provided to the board of directors of PAA GP Holdings LLC (the “PAGP GP Board”) by its financial advisor, Jefferies LLC (“Jefferies”) in light of (i) what was used by Jefferies in connection with the rendering of Jefferies’ fairness opinion and (ii) what was presented to, and considered by, the PAGP GP Board.  If the Staff does not object, these marked changes will be incorporated into a future amendment to the Proxy Statement.

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Please direct any questions that you have with respect to the foregoing or if any additional information is required by the Staff, please contact Alan Beck of Vinson & Elkins L.L.P. at (713) 758-3638.

Very truly yours,

PLAINS GP HOLDINGS, L.P.

	By:	PAA GP HOLDINGS LLC, its general partner

	By:	/s/ Richard McGee
	Name:	Richard McGee
	Title:	Executive Vice President and General
Counsel
Enclosures

cc: Alan Beck, Vinson & Elkins L.L.P.

EXHIBIT A